Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twelve Weeks Ended
	November 19, 2016	November 21, 2015
Earnings:
Income before income taxes	$425,596	$402,985
Fixed charges	54,946	55,533
Less: Capitalized interest	(200)	(165)

Adjusted earnings	$480,342	$458,353

Fixed charges:
Gross interest expense	$32,118	$33,859
Amortization of debt origination fees	1,950	1,726
Interest portion of rent expense	20,878	19,948

Fixed charges	$54,946	$55,533

Ratio of earnings to fixed charges	8.7	8.3

	Fiscal Year Ended August
	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)
Earnings:
Income before income taxes	$1,912,714	$1,802,612	$1,662,714	$1,587,683	$1,452,986
Fixed charges	238,389	236,996	249,513	265,108	250,056
Less: Capitalized interest	(909)	(963)	(1,041)	(1,303)	(1,245)

Adjusted earnings	$2,150,194	$2,038,645	$1,911,186	$1,851,488	$1,701,797

Fixed charges:
Gross interest expense	$142,981	$146,777	$163,544	$180,085	$170,481
Amortization of debt origination fees	7,980	6,230	6,856	8,239	8,066
Interest portion of rent expense	87,428	83,989	79,113	76,784	71,509

Fixed charges	$238,389	$236,996	$249,513	$265,108	$250,056

Ratio of earnings to fixed charges	9.0	8.6	7.7	7.0	6.8